Exhibit 99.1

Yintech Reports First Quarter 2017 Unaudited Financial Results

SHANGHAI, China, May 23, 2017 — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced its unaudited financial results for the quarter ended March 31, 2017.

For the first quarter of 2017, Yintech’s customer trading volume was RMB1,389.0 billion (US$201.8 billion), an 348.9% increase compared to the first quarter of 2016. Yintech generated net commissions and fees of RMB1,053.5 million (US$153.0 million), a 172.1% increase compared to the first quarter of 2016.

	For the quarter ended			% Change
In RMB million, except otherwise specified	March 31, 2016	December 31, 2016	March 31, 2017	YoY	QoQ
Customer trading volume (in RMB billion)	309.4	1,419.5	1,389.0	348.9%	(2.1)%
Revenues	402.9	1,061.7	1,104.6	174.1%	4.0%
Net commissions and fees	387.2	995.3	1,053.5	172.1%	5.8%
Net income attributable to Yintech	149.3	338.3	381.3	155.4%	12.7%
EPS per ADS - diluted (RMB)	2.81	4.62	5.14	82.9%	11.3%

Non-GAAP data
Non-GAAP net income attributable to Yintech	160.6	489.9	397.4	147.4%	(18.9)%
Non-GAAP EPS per ADS - diluted (RMB)	3.03	6.69	5.36	76.7%	(20.0)%

“We fully support the Chinese Government’s ongoing efforts to clean up the spot commodities trading market,” commented Mr. Wenbin Chen, Chairman and CEO of Yintech. “While our business will be affected in the short-term, we believe the industry will come out leaner, cleaner and better regulated and we expect to come out in a stronger competitive position. We have a leading market position in the Shanghai Gold Exchange, which is regulated by the People’s Bank of China and is the only national-level spot commodity exchange in China. We have always been committed to maintaining the highest operational standards within the industry and I believe our business on the Shanghai Gold Exchange still has huge potential to grow. Looking forward, our strategy is to become a provider of diversified investment and trading services to individual investors in China. Our core strength lies in our deep understanding of, and extensive experience in serving, Chinese individual investors, which can be easily leveraged for other investment and trading products. We have identified a few promising areas and are in advanced stages of preparation for launching new products in the coming quarters.”

“Despite the impact from fewer trading days and reduced trading activity during the Chinese New Year holiday, we continued to hit new revenue and net income records during the quarter which demonstrates our strong operational capabilities,” commented Mr. Jingbo Wang, CFO of Yintech. “The Guangdong Precious Metals Exchange recently terminated trading of all products on the exchange while the Tianjin Precious Metals Exchange reduced its leverage ratios by roughly half. Both of these changes will impact our customer trading volumes and revenues during the second quarter. We nevertheless remain optimistic in maintaining healthy profit margins during the second quarter due to cost saving initiatives on advertising and variable employee compensation.”

First Quarter 2017 Financial Results

Revenues for the quarter were RMB1,104.6 million (US$160.5 million), an increase of 174.1% from RMB402.9 million in the same quarter last year and an increase of 4.0% from RMB1,061.7 million in the previous quarter. The increases were mainly due to the increase in net commissions and fees.

Net commissions and fees for the quarter were RMB1,053.5 million (US$153.1 million), an increase of 172.1% from RMB387.2 million in the same quarter last year and an increase of 5.8% from RMB995.3 million in the previous quarter. Customer trading volume was RMB1,389.0 billion (US$201.8 billion) during the quarter, an increase of 348.9% from RMB309.4 billion in the same quarter last year and a slight decrease of 2.1% from the previous quarter. The slight sequential decrease was primarily due to the fewer number of trading days and reduced trading activity during the Chinese New Year holiday.

Effective fee rate (representing net commissions and fees as a percentage of customer trading volume) for the quarter was 0.076%, compared with 0.125% in the same quarter last year and 0.070% in the previous quarter.

Expenses for the quarter were RMB630.4 million (US$91.6 million), an increase of 176.6% from RMB227.9 million in the same quarter last year and a decrease of 7.9% from RMB684.3 million in the previous quarter. The year-on-year increase was primarily attributable to increases in employee compensation and benefits and advertising and promotion expenses due to the Company’s growing business.

Net income for the quarter was RMB376.1 million (US$54.6 million), an increase of 149.1% from RMB151.0 million in the same quarter last year and an increase of 11.4% from RMB337.7 million in the previous quarter.

Net income attributable to Yintech for the quarter was RMB381.3 million (US$55.4 million), an increase of 155.4% from RMB149.3 million in the same quarter last year and an increase of 12.7% from RMB338.3 million in the previous quarter.

Diluted earnings per ADS for the quarter were RMB5.14 (US$0.75), compared with diluted earnings per ADS of RMB2.81 in the same quarter last year and diluted earnings per ADS of RMB4.62 in the previous quarter.

Non-GAAP net income attributable to Yintech for the quarter was RMB397.4 million (US$57.7 million), an increase of 146.7% from RMB161.1 million in the same quarter last year and a decrease of 18.9% from RMB489.9 million in the previous quarter.

Non-GAAP diluted earnings per ADS for the quarter were RMB5.36 (US$0.78), compared with non-GAAP diluted earnings per ADS of RMB3.03 in the same quarter last year and non-GAAP diluted earnings per ADS of RMB6.69 in the previous quarter.

As of March 31, 2017, the Company had cash of RMB685.4 million (US$99.6 million), compared with RMB1,541.2 million as of December 31, 2016. The decrease was mainly due to the net purchase of RMB907.9 million in available-for-sale investments such as wealth management products during the quarter and the 2016 annual dividend of RMB385.1 million (US$55.9 million), which was partially offset by net income of RMB376.1 million for the quarter.

As of December 31, 2016, Total shareholders’ equity of Yintech was RMB3,335.0 million (US$484.5 million), compared with RMB3,316.0 million as of December 31, 2015.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

2017 Second Quarter Guidance

•                  Customer trading volume will be in the range of RMB950 billion to RMB1,050 billion.

•                  Revenues will be in the range of RMB600 million to RMB650 million.

Recent Developments

On April 24, 2017, the Company was notified by the Guangdong Precious Metals Exchange that it had adjusted its spot commodity trading business in light of new market developments, and in particular, it would terminate the trading of all the current products on the exchange on May 6, 2017. As a result, the Company no longer generates revenue from its business carried out on the Guangdong Precious Metals Exchange after May 6, 2017. It is unclear whether or when the Guangdong Precious Metals Exchange will introduce trading of new products in the future or, if so, what the new products will be.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as amortization of intangible assets in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as amortization of intangible assets in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8832 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2017. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Tuesday, May 23, 2017 (8:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, May 30, 2017.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 412 317 0088
U.S. Toll Free	+1 877 344 7529
Passcode	10107280

A live and archived webcast of the conference call will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of services for the trading of gold and other spot commodities.

Operational Highlights

	For the three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
Customer trading volume (in RMB billion)	309.4	1,419.5	1,389.0

Net commissions and fees (in RMB million)
Local exchanges[1]	377.6	725.4	803.5
Shanghai Gold Exchange	9.6	269.9	250.0
Total	387.2	995.3	1,053.5

Effective fee rate	0.125%	0.070%	0.076%

Active accounts[2]	14,059	55,644	60,693

Tradable accounts[3]	55,179	143,539	163,628

Note

(1) Refers to our business on the provincial commodity exchanges

(2) Refers to a regular customer account that executed at least one trade through us during the period

(3) Refers to a regular customer account that has been activated and has remained tradable as of the end of a given period

Consolidated Statements of Comprehensive Income

In RMB ‘000, except otherwise specified

	For the three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
Revenues
Commissions and fees, net	387,188	995,270	1,053,472
Trading gains, net	932	4,994	5,854
Interest and investment income	238	2,638	2,568
Other revenues	14,567	58,811	42,714
	402,925	1,061,713	1,104,608

Expenses
Employee compensation and benefits	(131,360)	(384,224)	(366,727)
Advertising and promotion	(50,131)	(200,294)	(179,615)
Information technology and communications	(10,654)	(12,212)	(6,802)
Occupancy and equipment rental	(12,723)	(29,984)	(30,263)
Taxes and surcharges	(8,504)	(10,275)	(8,175)
Intangible assets amortization	—	(14,502)	(14,138)
Other expenses	(14,539)	(32,849)	(24,662)
	(227,911)	(684,340)	(630,382)

Income before income taxes	175,014	377,373	474,226
Income taxes	(24,052)	(39,714)	(98,109)
Net income	150,962	337,659	376,117
Less: Net income attributable to non-controlling interests	1,674	(602)	(5,156)
Net income attributable to Yintech	149,288	338,261	381,273
Other comprehensive income	(273)	19,985	(148)
Comprehensive income attributable to Yintech	149,015	358,246	381,125

Earnings per ADS[4] (RMB)
Basic	2.99	4.88	5.37
Diluted	2.81	4.62	5.14

Weighted average number of shares (‘000)[4]
Basic	1,000,000	1,386,713	1,418,693
Diluted	1,061,211	1,467,534	1,484,232

Number of shares outstanding at end of period (‘000)[4]	1,000,000	1,377,709	1,398,517

Note:

(4) Each ADS represents 20 ordinary shares.

Consolidated Balance Sheets

In RMB ‘000, except otherwise specified

	December 31, 2016	March 31, 2017
Assets
Cash	1,541,241	685,439
Derivative assets	45,569	50,081
Available-for-sale investments	218,940	1,126,865
Deposits with clearing organizations	265,807	244,498
Equipment and leasehold improvements	37,594	37,998
Deferred tax assets	59,551	29,250
Goodwill	1,069,603	1,069,979
Intangible assets	417,257	406,518
Commission receivable	109,497	112,350
Other assets	154,822	179,926
Total Assets	3,919,881	3,942,904

Liabilities and Shareholders’ Equity
Deferred tax liabilities	108,694	100,634
Income tax payable	145,049	154,720
Accounts payable	15,274	16,168
Accrued employee benefits	231,376	286,558
Other liabilities	103,507	49,814
Total liabilities	603,900	607,894

Equity attributable to Yintech shareholders	3,316,666	3,340,851
Equity attributable to non-controlling interests	(685)	(5,841)
Total shareholders’ equity	3,315,981	3,335,010

Total liabilities and shareholders’ equity	3,919,881	3,942,904

Reconciliation of GAAP to Non-GAAP Results

In RMB ‘000, except otherwise specified

	For the three months ended
	March 31, 2016	December 31, 2016	March 31, 2017

Net income attributable to Yintech	149,288	338,261	381,273
Add: Share-based compensation	11,322	141,384	5,832
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	—	10,303	10,303
Non-GAAP net income attributable to Yintech	160,610	489,948	397,408

Non-GAAP earnings per ADS[5] (RMB)
Basic	3.22	7.07	5.60
Diluted	3.03	6.69	5.36

Note:

(5) Each ADS represents 20 ordinary shares.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@baidao.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com